UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Ardelyx, Inc.

(Name of Issuer)

Common Stock, $.0001 par value

(Title of Class of Securities)

039697107

(CUSIP Number)

Louis S. Citron, Esq.
New Enterprise Associates
1954 Greenspring Drive, Suite 600, Timonium, MD  21093
(410) 842-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 18, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 039697107	13D	Page 2 of 37 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
New Enterprise Associates 12, Limited Partnership

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 shares

	8	SHARED VOTING POWER
15,485,452 shares

	9	SOLE DISPOSITIVE POWER
0 shares

	10	SHARED DISPOSITIVE POWER
15,485,452 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
15,485,452 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
43.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 039697107	13D	Page 3 of 37 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
New Enterprise Associates 15, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 shares

	8	SHARED VOTING POWER
15,485,452 shares

	9	SOLE DISPOSITIVE POWER
0 shares

	10	SHARED DISPOSITIVE POWER
15,485,452 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
15,485,452 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
43.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 039697107	13D	Page 4 of 37 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
NEA 15 Opportunity Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 shares

	8	SHARED VOTING POWER
15,485,452 shares

	9	SOLE DISPOSITIVE POWER
0 shares

	10	SHARED DISPOSITIVE POWER
15,485,452 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
15,485,452 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
43.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 039697107	13D	Page 5 of 37 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
NEA Partners 12, Limited Partnership

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 shares

	8	SHARED VOTING POWER
15,485,452 shares

	9	SOLE DISPOSITIVE POWER
0 shares

	10	SHARED DISPOSITIVE POWER
15,485,452 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
15,485,452 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
43.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 039697107	13D	Page 6 of 37 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
NEA Partners 15, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 shares

	8	SHARED VOTING POWER
15,485,452 shares

	9	SOLE DISPOSITIVE POWER
0 shares

	10	SHARED DISPOSITIVE POWER
15,485,452 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
15,485,452 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
43.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 039697107	13D	Page 7 of 37 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
NEA Partners 15-OF, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 shares

	8	SHARED VOTING POWER
15,485,452 shares

	9	SOLE DISPOSITIVE POWER
0 shares

	10	SHARED DISPOSITIVE POWER
15,485,452 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
15,485,452 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
43.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 039697107	13D	Page 8 of 37 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
NEA 12 GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 shares

	8	SHARED VOTING POWER
15,485,452 shares

	9	SOLE DISPOSITIVE POWER
0 shares

	10	SHARED DISPOSITIVE POWER
15,485,452 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
15,485,452 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
43.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 039697107	13D	Page 9 of 37 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
NEA 15 GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 shares

	8	SHARED VOTING POWER
15,485,452 shares

	9	SOLE DISPOSITIVE POWER
0 shares

	10	SHARED DISPOSITIVE POWER
15,485,452 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
15,485,452 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
43.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 039697107	13D	Page 10 of 37 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
M. James Barrett

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 shares

	8	SHARED VOTING POWER
9,313,291 shares

	9	SOLE DISPOSITIVE POWER
0 shares

	10	SHARED DISPOSITIVE POWER
9,313,291 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,313,291 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
26.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. 039697107	13D	Page 11 of 37 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Peter J. Barris

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
580 shares

	8	SHARED VOTING POWER
15,485,452 shares

	9	SOLE DISPOSITIVE POWER
580 shares

	10	SHARED DISPOSITIVE POWER
15,485,452 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
15,486,032 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
43.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. 039697107	13D	Page 12 of 37 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Forest Baskett

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
485 shares

	8	SHARED VOTING POWER
15,485,452 shares

	9	SOLE DISPOSITIVE POWER
485 shares

	10	SHARED DISPOSITIVE POWER
15,485,452 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
15,485,937 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
43.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. 039697107	13D	Page 13 of 37 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Anthony A. Florence, Jr.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 shares

	8	SHARED VOTING POWER
6,172,161 shares

	9	SOLE DISPOSITIVE POWER
0 shares

	10	SHARED DISPOSITIVE POWER
6,172,161 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,172,161 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
17.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. 039697107	13D	Page 14 of 37 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Patrick J. Kerins

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
241 shares

	8	SHARED VOTING POWER
9,313,291 shares

	9	SOLE DISPOSITIVE POWER
241 shares

	10	SHARED DISPOSITIVE POWER
9,313,291 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,313,532 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
26.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. 039697107	13D	Page 15 of 37 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Krishna S. Kolluri

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 shares

	8	SHARED VOTING POWER
15,485,452 shares

	9	SOLE DISPOSITIVE POWER
0 shares

	10	SHARED DISPOSITIVE POWER
15,485,452 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
15,485,452 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
43.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. 039697107	13D	Page 16 of 37 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Joshua Makower

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 shares

	8	SHARED VOTING POWER
6,172,161 shares

	9	SOLE DISPOSITIVE POWER
0 shares

	10	SHARED DISPOSITIVE POWER
6,172,161 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,172,161 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
17.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. 039697107	13D	Page 17 of 37 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
David M. Mott

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
33,093 shares

	8	SHARED VOTING POWER
6,172,161 shares

	9	SOLE DISPOSITIVE POWER
33,093 shares

	10	SHARED DISPOSITIVE POWER
6,172,161 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,205,254 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
17.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. 039697107	13D	Page 18 of 37 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Jon M. Sakoda

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 shares

	8	SHARED VOTING POWER
6,172,161 shares

	9	SOLE DISPOSITIVE POWER
0 shares

	10	SHARED DISPOSITIVE POWER
6,172,161 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,172,161 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
17.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. 039697107	13D	Page 19 of 37 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Scott D. Sandell

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
592 shares

	8	SHARED VOTING POWER
15,485,452 shares

	9	SOLE DISPOSITIVE POWER
592 shares

	10	SHARED DISPOSITIVE POWER
15,485,452 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
15,486,044 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
43.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. 039697107	13D	Page 20 of 37 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Peter W. Sonsini

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 shares

	8	SHARED VOTING POWER
6,172,161 shares

	9	SOLE DISPOSITIVE POWER
0 shares

	10	SHARED DISPOSITIVE POWER
6,172,161 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,172,161 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
17.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. 039697107	13D	Page 21 of 37 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Ravi Viswanathan

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 shares

	8	SHARED VOTING POWER
6,172,161 shares

	9	SOLE DISPOSITIVE POWER
0 shares

	10	SHARED DISPOSITIVE POWER
6,172,161 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,172,161 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
17.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. 039697107	13D	Page 22 of 37 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Harry R. Weller

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
592 shares

	8	SHARED VOTING POWER
6,172,161 shares

	9	SOLE DISPOSITIVE POWER
592 shares

	10	SHARED DISPOSITIVE POWER
6,172,161 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,172,753 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
17.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. 039697107	13D	Page 23 of 37 Pages

Schedule 13D

Item 1. Security and Issuer.

This Amendment No. 4 ("Amendment No. 4") to Schedule 13D amends and restates the statement on Schedule 13D originally filed on July 1, 2014, Amendment No. 1 thereto filed on December 18, 2014, Amendment No. 2 thereto filed on June 15, 2015 and Amendment No. 3 thereto filed on January 21, 2016, relating to the common stock, $.0001 par value (the "Common Stock") of Ardelyx, Inc. (the "Issuer") having its principal executive office at 34175 Ardenwood Blvd., Fremont, CA 94555.

Certain terms used but not defined in this Amendment No. 4 have the meanings assigned thereto in the Schedule 13D (including Amendment No. 1, Amendment No. 2 and Amendment No. 3 thereto).  Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported on the Schedule 13D (including Amendment No. 1, Amendment No. 2 and Amendment No. 3 thereto).

Item 2. Identity and Background.

This statement is being filed by:

(a) New Enterprise Associates 12, Limited Partnership ("NEA 12"), New Enterprise Associates 15, L.P. ("NEA 15") and NEA 15 Opportunity Fund, L.P. ("NEA 15-OF" and, collectively with NEA 12 and NEA 15, the "Funds");

(b) NEA Partners 12, Limited Partnership ("NEA Partners 12"), which is the sole general partner of NEA 12; NEA Partners 15, L.P. ("NEA Partners 15"), which is the sole general partner of NEA 15; NEA Partners 15-OF, L.P. ("NEA Partners 15-OF" and, collectively with NEA Partners 12 and NEA Partners 15, the "GPLPs"), which is the sole general partner of NEA 15-OF; NEA 12 GP, LLC ("NEA 12 LLC"), which is the sole general partner of NEA Partners 12; NEA 15 GP, LLC ("NEA 15 LLC" and, collectively with the GPLPs and NEA 12 LLC, the "Control Entities"), which is the sole general partner of NEA Partners 15 and NEA Partners 15-OF; and

(c) M. James Barrett ("Barrett"), Peter J. Barris ("Barris"), Forest Baskett ("Baskett"), Anthony A. Florence, Jr. ("Florence"), Patrick J. Kerins ("Kerins"), Krishna S. Kolluri ("Kolluri"), Joshua Makower ("Makower"), David M. Mott ("Mott"), Jon M. Sakoda ("Sakoda"), Scott D. Sandell ("Sandell"), Peter W. Sonsini ("Sonsini"), Ravi Viswanathan ("Viswanathan") and Harry R. Weller ("Weller") (together, the "Managers").

Barris, Baskett, Kolluri and Sandell (the "Dual Managers") are managers of NEA 12 LLC and NEA 15 LLC.  Barrett and Kerins are managers of NEA 12 LLC.  Florence, Makower, Mott, Sakoda, Sonsini, Viswanathan and Weller are managers of NEA 15 LLC.

The persons named in this Item 2 are referred to individually herein as a "Reporting Person" and collectively as the "Reporting Persons."

The address of the principal business office of the Funds and each Control Entity is New Enterprise Associates, 1954 Greenspring Drive, Suite 600, Timonium, MD 21093.  The address of the principal business office of each of Barrett, Barris, Florence, Kerins, Mott and Weller is New Enterprise Associates, 5425 Wisconsin Avenue, Suite 800, Chevy Chase, MD 20815.  The address of the principal business office of Baskett, Kolluri, Makower, Sakoda, Sandell, Sonsini and Viswanathan is New Enterprise Associates, 2855 Sand Hill Road, Menlo Park, California 94025.

The principal business of the Funds is to invest in and assist growth-oriented businesses located principally in the United States.  The principal business of NEA Partners 12 is to act as the sole general partner of NEA 12.  The principal business of NEA Partners 15 is to act as the sole general partner of NEA 15.  The principal business of NEA Partners 15-OF is to act as the sole general partner of NEA 15-OF.  The principal business of NEA 12 LLC is to act as the sole general partner of NEA Partners 12.  The principal business of NEA 15 LLC is to act as the sole general partner of NEA

CUSIP No. 039697107	13D	Page 24 of 37 Pages

Partners 15 and NEA Partners 15-OF.  The principal business of each of the Dual Managers is to manage the Control Entities, the Funds and a number of affiliated partnerships with similar businesses.  The principal business of each of Barrett and Kerins is to manage NEA 12 LLC, NEA Partners 12, NEA 12 and a number of affiliated partnerships with similar businesses.  The principal business of each of Florence, Makower, Mott, Sakoda, Sonsini, Viswanathan and Weller is to manage NEA 15 LLC, NEA Partners 15, NEA Partners 15-OF, NEA 15, NEA 15-OF and a number of affiliated partnerships with similar businesses.

During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding or has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Each Fund and each GPLP is a limited partnership organized under the laws of the State of Delaware.  NEA 12 LLC and NEA 15 LLC are limited liability companies organized under the laws of the State of Delaware.  Each of the Managers is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration.

On July 14, 2016, the Funds entered into a Securities Purchase Agreement among the Issuer, the Funds and certain other purchasers (the "Purchase Agreement"), pursuant to which (i) NEA 12 purchased 763,650 shares (the "NEA 12 Shares") of Common Stock at a purchase price of $8.73 per share from the Issuer in a private placement transaction which closed on July 18, 2016 (the "Offering") for an aggregate purchase price to NEA 12 of $6,666,664.50; (ii) NEA 15 purchased 763,651 shares (the "NEA 15 Shares") of Common Stock from the Issuer in the Offering for an aggregate purchase price to NEA 15 of $6,666,673.23; and (iii) NEA 15-OF purchased 763,650 shares (the "NEA 15-OF Shares" and, together with the NEA 15 Shares and the NEA 12 Shares, the "Securities") of Common Stock from the Issuer in the Offering for an aggregate purchase price to NEA 15-OF of $6,666,664.50.  In addition, prior to the Offering, (i) NEA 12 acquired 7,988,893 shares of Common Stock (the "Prior NEA 12 Shares") and a certain warrant to purchase, subject to certain limitations, up to an aggregate of 560,748 shares of Common Stock (the "NEA 12 Warrant Shares"); (ii) NEA 15 acquired 1,901,869 shares of Common Stock (the "Prior NEA 15 Shares") and a certain warrant to purchase, subject to certain limitations, up to an aggregate of 420,561 shares of Common Stock (the "NEA 15 Warrant Shares"); and (iii) NEA 15-OF acquired 1,901,869 shares of Common Stock (the "Prior NEA 15-OF Shares") and a certain warrant to purchase, subject to certain limitations, up to an aggregate of 420,561 shares of Common Stock (the "NEA 15-OF Warrant Shares").  Collectively, the Funds now hold a total of 14,083,582 shares of the Issuer's Common Stock (the "Total Shares") and warrants to purchase 1,401,870 shares of the Issuer's Common Stock (the "Total Warrant Shares" and, together with the Total Shares, the "Firm Shares").

The working capital of NEA 12 was the source of the funds for the purchase of the NEA 12 Shares.  The working capital of NEA 15 was the source of the funds for the purchase of the NEA 15 Shares.  The working capital of NEA 15-OF was the source of the funds for the purchase of the NEA 15-OF Shares.  No part of the purchase price of the Securities was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the Securities.

Item 4. Purpose of Transaction.

The Funds acquired the Securities for investment purposes.  Depending on market conditions, its continuing evaluation of the business and prospects of the Issuer and other factors, the Funds and other Reporting Persons may dispose of or acquire additional shares of the Issuer.  Except as set forth above, none of the Reporting Persons has any present plans which relate to or would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

CUSIP No. 039697107	13D	Page 25 of 37 Pages

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer's business or corporate structure;

(g)	Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)	Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

(a)	NEA 12 is the record owner of the NEA 12 Shares. As the sole general partner of NEA 12, NEA Partners 12 may be deemed to own beneficially the NEA 12 Shares. As the sole general partner of NEA Partners 12, NEA 12 LLC may be deemed to beneficially own the NEA 12 Shares. NEA 15 is the record owner of the NEA 15 Shares. As the sole general partner of NEA 15, NEA Partners 15 may be deemed to own beneficially the NEA 15 Shares. NEA 15-OF is the record owner of the NEA 15-OF Shares. As the sole general partner of NEA 15-OF, NEA Partners 15-OF may be deemed to own beneficially the NEA 15-OF Shares. As the sole general partner of NEA Partners 15 and NEA Partners 15-OF, NEA 15 LLC may be deemed to own beneficially the NEA 15 Shares and the NEA 15-OF Shares.

By virtue of their relationship as affiliated entities, whose Control Entities have overlapping individual controlling persons, each of the Funds may be deemed to share the power to direct the disposition and vote of the Firm Shares.  As general partners of the Funds, each of the GPLPs may also be deemed to own beneficially the Firm Shares.  As the sole general partner of NEA Partners 12, NEA 12 LLC may also be deemed to own beneficially the Firm Shares.  As the sole general partner of NEA Partners 15 and NEA Partners 15-OF, NEA 15 LLC may also be deemed to own beneficially the Firm Shares.

As individual managers of NEA 12 LLC and NEA 15 LLC, each of the Dual Managers may be deemed to own beneficially all of the Firm Shares.  As managers of NEA 12 LLC, each of Barrett and Kerins may be deemed to own beneficially the NEA 12 Shares, the Prior NEA 12 Shares and the NEA 12 Warrant Shares.  As managers of NEA 15 LLC, each of Florence, Makower, Mott, Sakoda, Sonsini, Viswanathan and Weller may be deemed to own beneficially the NEA 15 Shares, the Prior NEA 15 Shares, the NEA 15 Warrant Shares, the NEA 15-OF Shares, the Prior NEA 15-OF Shares and the NEA 15-OF Warrant Shares.

CUSIP No. 039697107	13D	Page 26 of 37 Pages

As of July 18, 2016, PJ Barris, LLC is the record owner of 444 shares of Common stock (the "PJ Barris Shares") and PDB, LLC is the record owner of 136 shares of Common Stock (the "PDB Shares").  As a member of PJ Barris, LLC and the investment advisor of PDB, LLC, Barris may be deemed to own beneficially the PJ Barris Shares and the PDB Shares in addition to the Firm Shares.

As of July 18, 2016, Baskett Family Trust U/A DTD 10/12/2010 (the "Baskett Trust") is the record owner of 485 shares of Common Stock (the "Baskett Trust Shares").  As an affiliate of the Baskett Trust, Baskett may be deemed to own beneficially the Baskett Trust Shares in addition to the Firm Shares.

As of July 18, 2016 Kerins is the record owner of 241 shares of Common Stock (the "Kerins Shares").  Accordingly, Kerins may be deemed to own beneficially the Kerins Shares in addition to the NEA 12 Shares, the Prior NEA 12 Shares and the NEA 12 Warrant Shares.

As of July 18, 2016, Mott is the record owner of 14,343 shares of Common Stock (the "Mott Shares") as well as options to purchase 18,750 shares of Common Stock (the "Mott Option Shares"), exercisable within 60 days.  Accordingly, Mott may be deemed to own beneficially the Mott Shares and the Mott Option Shares in addition to the NEA 15 Shares, the Prior NEA 15 Shares, the NEA 15 Warrant Shares, the NEA 15-OF Shares, the Prior NEA 15-OF Shares and the NEA 15-OF Warrant Shares.

As of July 18, 2016, Rising River Partners, L.P. ("Rising River") is the record owner of 592 shares of Common Stock (the "Rising River Shares").  As an affiliate of Rising River, Sandell may be deemed to own beneficially the Rising River Shares in addition to the Firm Shares.

As of July 18, 2016, the Harry Richard Weller Revocable Trust, Harry Richard Weller and Rachel Moore Weller, Trustees dtd November 29, 2007 (the "Harry Weller Trust") is the record owner of 592 shares of Common Stock (the "Harry Weller Trust Shares").  As an affiliate of the Harry Weller Trust, Weller may be deemed to own beneficially the Harry Weller Trust Shares in addition to the NEA 15 Shares, the Prior NEA 15 Shares, the NEA 15 Warrant Shares, the NEA 15-OF Shares, the Prior NEA 15-OF Shares and the NEA 15-OF Warrant Shares.

Each Reporting Person disclaims beneficial ownership of the Firm Shares other than those shares which such person owns of record.

The percentage of outstanding Common Stock of the Issuer which may be deemed to be beneficially owned by such Reporting Person is set forth on Line 13 of such Reporting Person's cover sheet.  Such percentage was calculated, for each Reporting Person other than Barrett, Kerins, Florence, Makower, Mott, Sakoda, Sonsini, Viswanathan and Weller, based on the 36,032,018 shares of Common Stock deemed to be outstanding, which includes (i) 34,630,148 shares of Common Stock (the "10-Q Shares") reported to be outstanding as of May 5, 2016 on the Issuer's Form 10-Q filed with the Securities and Exchange Commission on May 9, 2016 and (ii) the Total Warrant Shares.  The percentage set forth on the cover sheet for each of Barrett and Kerins is calculated based on 35,190,896 shares of Common Stock, which includes (A) the 10-Q Shares and (B) the NEA 12 Warrant Shares.  The percentage set forth on the cover sheet for each of Florence, Makower, Sakoda, Sonsini, Viswanathan and Weller is calculated based on 35,471,270 shares of Common Stock, which includes (x) the 10-Q Shares, (y) the NEA 15 Warrant Shares and (z) the NEA 15-OF Warrant Shares.  The percentage set forth on the cover sheet for Mott is calculated based on 35,504,363 shares of Common Stock, which includes (aa) the 10-Q Shares, (bb) the NEA 15 Warrant Shares, (cc) the NEA 15-OF Warrant Shares and (dd) the Mott Option Shares.

(b)	Regarding the number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: See line 7 of cover sheets

CUSIP No. 039697107	13D	Page 27 of 37 Pages

(ii)	shared power to vote or to direct the vote: See line 8 of cover sheets

(iii)	sole power to dispose or to direct the disposition: See line 9 of cover sheets.

(iv)	shared power to dispose or to direct the disposition: See line 10 of cover sheets

(c)	Except as set forth in Item 4 above, none of the Reporting Persons has effected any transaction in the Common Stock during the last 60 days.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, Shares beneficially owned by any of the Reporting Persons.

(e)	Not applicable.

Item 7. Material to be Filed as Exhibits.

Exhibit 1 – Agreement regarding filing of joint Schedule 13D.

Exhibit 2 – Power of Attorney regarding filings under the Securities Exchange Act of 1934, as amended.

CUSIP No. 039697107	13D	Page 28 of 37 Pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

EXECUTED this 28th day of July, 2016.

NEW ENTERPRISE ASSOCIATES 12, Limited Partnership

By:	NEA PARTNERS 12, Limited Partnership General Partner

By:	NEA 12 GP, LLC General Partner

By:                         *
Peter J. Barris
Manager

NEA PARTNERS 12, Limited Partnership

By:	NEA 12 GP, LLC General Partner

By:                          *
       Peter J. Barris
       Manager

NEA 12 GP, LLC

By:                          *
       Peter J. Barris
       Manager

*
M. James Barrett

*
Peter J. Barris

*
Forest Baskett

CUSIP No. 039697107	13D	Page 29 of 37 Pages

*
Patrick J. Kerins

*
Krishna S. Kolluri

*
Scott D. Sandell

NEW ENTERPRISE ASSOCIATES 15, L.P.

By:	NEA PARTNERS 15, L.P. General Partner

By:	NEA 15 GP, LLC General Partner

By:                         *
      Louis S. Citron
Chief Legal Officer

NEA PARTNERS 15, L.P.

By:	NEA 15 GP, LLC General Partner

By:                          *
       Louis S. Citron
       Chief Legal Officer

NEA 15 OPPORTUNITY FUND, L.P.

By:	NEA PARTNERS 15-OF, L.P. General Partner

By:	NEA 15 GP, LLC General Partner

By:                         *
      Louis S. Citron
Chief Legal Officer

CUSIP No. 039697107	13D	Page 30 of 37 Pages

NEA PARTNERS 15-OF, L.P.

By:	NEA 15 GP, LLC General Partner

By:                          *
       Louis S. Citron
       Chief Legal Officer

NEA 15 GP, LLC

By:                          *
        Louis S. Citron
        Chief Legal Officer

*
Peter J. Barris

*
Forest Baskett

*
Anthony A. Florence, Jr.

*
Krishna S. Kolluri

*
Joshua Makower

*
David A. Mott

*
Jon M. Sakoda

*
Scott D. Sandell

*
Peter W. Sonsini

CUSIP No. 039697107	13D	Page 31 of 37 Pages

*
Ravi Viswanathan

*
Harry R. Weller

*/s/ Sasha O. Keough
Sasha O. Keough
As attorney-in-fact

This Amendment No. 4 to Schedule 13D was executed by Sasha O. Keough on behalf of the individuals listed above pursuant to a Power of Attorney a copy of which is attached as Exhibit 2.

CUSIP No. 039697107	13D	Page 32 of 37 Pages

EXHIBIT 1

AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of shares of stock of Ardelyx, Inc.

EXECUTED this 28th day of July, 2016.

NEW ENTERPRISE ASSOCIATES 12, Limited Partnership

By:	NEA PARTNERS 12, Limited Partnership General Partner

By:	NEA 12 GP, LLC General Partner

By:                         *
Peter J. Barris
Manager

NEA PARTNERS 12, Limited Partnership

By:	NEA 12 GP, LLC General Partner

By:                          *
       Peter J. Barris
       Manager

NEA 12 GP, LLC

By:                          *
       Peter J. Barris
       Manager

*
M. James Barrett

*
Peter J. Barris

CUSIP No. 039697107	13D	Page 33 of 37 Pages

*
Forest Baskett

*
Patrick J. Kerins

*
Krishna S. Kolluri

*
Scott D. Sandell

NEW ENTERPRISE ASSOCIATES 15, L.P.

By:	NEA PARTNERS 15, L.P. General Partner

By:	NEA 15 GP, LLC General Partner

By:                         *
      Louis S. Citron
Chief Legal Officer

NEA PARTNERS 15, L.P.

By:	NEA 15 GP, LLC General Partner

By:                          *
       Louis S. Citron
       Chief Legal Officer

NEA 15 OPPORTUNITY FUND, L.P.

By:	NEA PARTNERS 15-OF, L.P. General Partner

By:	NEA 15 GP, LLC General Partner

By:                         *
      Louis S. Citron
Chief Legal Officer

CUSIP No. 039697107	13D	Page 34 of 37 Pages

NEA PARTNERS 15-OF, L.P.

By:	NEA 15 GP, LLC General Partner

By:                          *
       Louis S. Citron
       Chief Legal Officer

NEA 15 GP, LLC

By:                          *
        Louis S. Citron
        Chief Legal Officer

*
Peter J. Barris

*
Forest Baskett

*
Anthony A. Florence, Jr.

*
Krishna S. Kolluri

*
Joshua Makower

*
David A. Mott

*
Jon M. Sakoda

*
Scott D. Sandell

CUSIP No. 039697107	13D	Page 35 of 37 Pages

*
Peter W. Sonsini

*
Ravi Viswanathan

*
Harry R. Weller

*/s/ Sasha O. Keough
Sasha O. Keough
As attorney-in-fact

This Agreement relating to Schedule 13D was executed by Sasha O. Keough on behalf of the individuals listed above pursuant to a Power of Attorney a copy of which is attached hereto as Exhibit 2.

CUSIP No. 039697107	13D	Page 36 of 37 Pages

EXHIBIT 2

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that the undersigned hereby constitutes and appoints Louis S. Citron, Timothy Schaller, Sasha Keough and Stephanie Brecher, and each of them, with full power to act without the others, his or her true and lawful attorney-in-fact, with full power of substitution, to sign any and all instruments, certificates and documents that may be necessary, desirable or appropriate to be executed on behalf of himself as an individual or in his or her capacity as a direct or indirect general partner, director, officer or manager of any partnership, corporation or limited liability company, pursuant to section 13 or 16 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and any and all regulations promulgated thereunder, and to file the same, with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission, and with any other entity when and if such is mandated by the Exchange Act or by the Financial Industry Regulatory Authority, granting unto said attorney-in-fact full power and authority to do and perform each and every act and thing necessary, desirable or appropriate, fully to all intents and purposes as he or she might or could do in person, thereby ratifying and confirming all that said attorney-in-fact, or his or her substitutes, may lawfully do or cause to be done by virtue hereof.

IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 1st day of August, 2013.

/s/ M. James Barrett
M. James Barrett

/s/ Peter J. Barris
Peter J. Barris

/s/ Forest Baskett
Forest Baskett

/s/ Rohini Chakravarthy
Rohini Chakravarthy

/s/ Patrick Chung
Patrick Chung

/s/ Ryan Drant
Ryan Drant

/s/ Anthony A. Florence
Anthony A. Florence

/s/ Robert Garland
Robert Garland

/s/ Paul Hsiao
Paul Hsiao

/s/ Patrick J. Kerins
Patrick J. Kerins

/s/ Suzanne King
Suzanne King

CUSIP No. 039697107	13D	Page 37 of 37 Pages

/s/ Krishna S. Kolluri
Krishna S. Kolluri

/s/ C. Richard Kramlich
C. Richard Kramlich

/s/ Edward Mathers
Edward Mathers

/s/ David M. Mott
David M. Mott

/s/ John M. Nehra
John M. Nehra

/s/ Charles W. Newhall III
Charles W. Newhall III

/s/ Jason R. Nunn
Jason R. Nunn

/s/ Jon Sakoda
Jon Sakoda

/s/ Scott D. Sandell
Scott D. Sandell

/s/ Peter W. Sonsini
Peter W. Sonsini

/s/ A. Brooke Seawell
A. Brooke Seawell

/s/ Ravi Viswanathan
Ravi Viswanathan

/s/ Paul E. Walker
Paul E. Walker

/s/ Harry Weller
Harry Weller